QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12.01

OGE Energy Corp.
S E C Method of
Ratio of Earnings to Fixed Charges

	Year Ended Dec 31, 1999	Year Ended Dec 31, 2000	Year Ended Dec 31, 2001	Year Ended Dec 31, 2002	Year Ended Dec 31, 2003	6 Months Ended Jun 30, 2004
Earnings:
Income from continuing operations	$139,962,231	$133,854,031	$93,879,245	$80,920,627	$135,568,239	$48,726,678
Add Income Taxes	86,203,529	72,047,027	52,885,079	44,578,932	73,670,562	20,553,646
Add Fixed Charges	105,347,270	139,931,555	132,199,580	115,552,863	102,194,363	49,517,940
Subtotal	331,513,030	345,832,613	278,963,904	241,052,422	311,433,164	118,798,264
Subtract:
Allowance for funds used during construction	719,576	2,229,277	707,822	905,189	538,624	265,630
Minority interest—NOARK	1,640,086	1,243,067	953,181	134,579	(1,376,897)	(296,094)
Preferred dividend requirements	—	—	—	—	—	—
Total Earnings	329,153,368	342,360,269	277,302,901	240,012,654	312,271,437	118,828,728
Fixed Charges:
Long-term debt interest expense	64,084,862	118,720,004	115,481,869	103,492,446	92,489,615	45,685,887
Other interest expense	36,891,106	16,173,031	12,462,336	8,250,174	6,045,733	2,095,184
Preferred dividend requirements	—	—	—	—	—	—
Calculated interest on leased property	4,371,302	5,038,520	4,255,375	3,810,243	3,659,015	1,736,869
Total Fixed Charges	$105,347,270	$139,931,555	$132,199,580	$115,552,863	$102,194,363	$49,517,940
Ratio of Earnings to Fixed Charges	3.12	2.45	2.10	2.08	3.06	2.40

QuickLinks

  Exhibit 12.01